OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Ube Inc

9800 North Lamar Blvd
Suite 310
Austin, TX 78753

www.plumlife.com

8403 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Minimum 8,403 shares of common stock (approximately $10,000)*

Maximum 899,159 shares of common stock (approximately $1,070,000)*

Company	Ube, Inc. is a C Corporation incorporated in the State of Delaware on September 13, 2013 following our conversion from a limited liability company organized in the State of Texas on July 16, 2012.
Corporate Address	9800 North Lamar Blvd, Ste 310, Austin, TX 78753
Description of Business	Plum manufactures and markets the Plum Lightpad - the most advanced WiFi connected lighting control dimmer available.
Type of Security Offered	Common Stock with voting rights assigned to the Board
Purchase Price of Security Offered	$1.19 per share
Minimum Investment Amount (per investor)	$357

*** The minimum and maximum amounts have been rounded. The company does not sell fractional shares; at a share price of $1.19 a share the minimum amount is $9,999.57 and the maximum amount is $1,069,999.21**

Perks*	For the first 250 investors who invest this offering: $1,000 Investment – get one free Plum Lightpad (9.9% of investment) $2,300 Investment – get two free Plum Lightpads (8.6% of investment) $3,500 Investment – get three free Plum Lightpads (802% of investment) $9,900 Investment – get ten free Plum Lightpads (9.6% of investment)
	For any investor after the first 250 investors who invest this offering:

	$1600 Investment – get one free Plum Lightpad (6.2% of investment) $2900 Investment – get two free Plum Lightpads (6.8% of investment) $3,900 Investment – get three free Plum Lightpads (7.4% of investment) $9,900 Investment – get seven free Plum Lightpads (7% of investment)

**All perks occur after the offering is completed*

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Plum designs and markets Internet of Things products focused on lighting control for residential customers. We were founded in 2012 by Utz Baldwin and Glen Burchers. We spent 2013 and 2014 designing the product and started shipping the Plum Lightpad in late 2015 after going through an extensive beta testing program and obtaining agency certification for this type of light dimmer.

Our company's mission is to offer all the features and benefits of a professionally installed lighting system for a fraction of the cost by allowing a typical homeowner to install and most importantly program the lighting control system by themselves.

The Plum Lightpad is a best-in-class product with features often found in lighting control systems costing tens of thousands of dollars.

We have raised over $7.5M dollars in total. We started with $200K from the founders and friends/family in 2012. We raised another $2M in convertible debt during 2013 and 2014 and then in mid 2015 we converted this debt along with an additional $3M in new funding to an equity round. Since that time, we have raised another $2.8M in convertible debt that will convert to equity at a future equity event of $3M or more.

More information about the company can be found on our offering page on the StartEngine site, which is included as part of our Form C.

The team

Officers and directors

Utz Baldwin	CEO / Board Member
Glen Burchers	CMO / Board Member
Rich Warwick	COO
Brad Kayton	Board Member

Utz Baldwin
Utz is a senior executive with over 25 years of entrepreneurial and leadership experience in the consumer electronics industry. Having led operational and strategic projects, Utz has built a reputation as a visionary leader who knows how to "connect-the-dots" and build consensus to innovate. His experience includes a thorough understanding of organizational decision-making and implementing strategic change while developing corporate momentum and operational success. He recently held the position of Chief Executive Officer at the Custom Electronic Design & Installation Association and has been considered to be the voice and face of the connected home industry for the last decade. Utz has been full time CEO, President, Treasurer, and Chairman of Plum since 2013.

Glen Burchers
Business leader specializing in identifying emerging markets and managing the entry into those markets through to revenue and profit generation. 20+ years of executive marketing and sales experience in high-tech. Five successful startup companies that either IPO'd or were successfully sold to enterprise acquirers. Glen has been full time CMO, Director, and Secretary of Plum since 2013. Specialties: Emerging market identification. Corporate negotiations. Consumer electronics.

Rich Warwick
A results-oriented executive, I have grown and built high-performing businesses from the ground up, and turned floundering organizations into profitable entities. A recognized leader in the high-technology field, I delivered revenue-generating software and hardware products quickly and with minimal resources. Innovative, I have created products in software (SaaS, Mobile, Desktop, Enterprise) and hardware (silicon, board and system level). Rich has been full time COO of Plum since 2013. - Creating operational infrastructures to support rapid growth and change - Identifying and removing obstacles to achieve ambitious sales, production and market share goals - Anticipating market needs and creating products to meet them well ahead of the competition - Motivating cross-functional teams, maximizing productivity to achieve what was thought impossible

Brad Kayton

I'm a serial entrepreneur and multi-time CEO (and CFO, COO, CMO) for equity backed companies, advisor and board member, angel investor and M&A strategic broker (sell side, representing companies in M&A programs). Talents and track record are around finding or inventing innovations, and getting start-up companies or private equity backed projects to cash flow positive states and/or achieving hyper-growth. Resume Highlights: – Seasoned high-tech executive, successful track-record of growing companies – Four tenures as CEO, four tenures as CMO or VP or Marketing, six as CFO, been on ten different Boards – 10 patents granted, 8 additional patents in process with the USPTO – 15 years of governance and SEC experience, Investment Advisor (Series 65), M&A broker-negotiator experience – Every company where I've been in charge of marketing has won numerous company awards – Defined, managed, and marketed products that have become the market leader in its respective area numerous times and across different industries – Conducted financing efforts for over $225M in dozens of VC and equity financings – Executed "Best of Show" award-winning product launches at trade shows or conferences for seven (7) different products / product lines with five (5) different companies – Recognized as having won a record number (27) of consumer networking product honors for a start-up new-entrant in a single year (2003 with PRISMIQ) Recent Titles: President / Managing Director Studio Ventures & Capital Advisors Sep 2010 – Present Board Member, COO, Co-founder Zome Energy Networks Jul 2008 - Present CFO & Board advisor Unittus Jun 2017 – Present Board Member and advisor 1World Online Jan 2012 – Present CFO & Board advisory, spinoff company iShareFreely, Inc. Jan 2016 – Present General Partner, Member, Screening Committee InvestorsCollaborative May 2013 - Present Board Member Plum, Inc. Apr 2013 – Present Interim CFO, M&A deal negotiator EduMetrics Apr2015–Aug2017 Angel Capital Group, Investing Member Launchpad Venture Group Jan 2011 – Dec 2014

Number of Employees: 12

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that relate to the company and its business:

- **We have a limited operating history.** We have a limited operating history, with few products delivered to date. If you are investing in this company, it's because you think this is a good idea, that Plum can execute it better than the competition, that the company can price it right, and sell it to enough people that the company will succeed. We are an operational company, but in terms of long term success, it's impossible to know what will happen.
- **The company is going to need more money.** The company might not sell enough Common Stock in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the company will need to raise more

funds in the future, and if it can't get them, we may fail or we may be acquired by another company. Such as acquisition may or may not be sufficient to provide a return to investors. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less than your investment, because later investors might get better terms.

- **Any valuation at this stage is pure speculation.** No-one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you don't think you can make that call, then don't invest.
- **It's a tough market.** We're going up against other established products in a niche market. We hope that someday, every light in every home will be controlled by one of our devices, but we'll need to convince our customers to remove their existing light dimmers and switches, and replace them with our product instead (and that our product is better than our competitors').
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **We're going up against other established products in a niche market. We hope that someday, every light in every home will be controlled by one of our devices, but we'll need to convince our customers to remove their existing light dimmers and switches, and replace them with our product instead (and that our product is better than our competitors').** As part of this investment, each investor, will be required to agree to the terms of the Subscription Agreement. By each investor's execution of the Subscription Agreement and under the terms thereof, each investor will grant an irrevocable proxy, giving the right to vote your shares to the company's CEO. That will limit you your ability to vote your shares until the events specified in the proxy, which include the company's IPO, which may never happen.
- **Voting control is in the hands of a few large stockholders.** Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. These few people and entities make all major decisions regarding the company. As a signatory to the proxy agreement you will not have a say in these decisions.
- **Our integrations with other platforms** mean that our light dimmers can work alongside customers' existing smart appliances and home automation infrastructure. However, we're at the whim of third parties. If the other companies decide to restrict the use of their API, or change the way that they interact with our device, we'll need to adjust our product to get it working again.

It’s even possible that those other companies may prevent our device from working with their platform all together.

- **You are trusting in management discretion.** Buying shares in this offering will not entitle you to voting rights, and therefore must trust the management of the company to make good business decisions that grow your investment.
- **You can’t easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It may be unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.
- **You will have to assign your voting rights.** As part of this investment, each investor, will be required to agree to the terms of the Subscription Agreement. By each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will grant an irrevocable proxy, giving the right to vote your shares to the company’s CEO. That will limit you your ability to vote your shares until the events specified in the proxy, which include the company’s IPO, which may never happen.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Utz Baldwin, 22.0855% ownership, Common Stock
- Glen Burchers, 22.0855% ownership, Common Stock

Classes of securities

- Common Stock: 8,136,370

The company currently has 2 classes of shares: Common Stock and Preferred Stock.
The company has authorized up to 28,000,000 shares of Common Stock. We are selling Common Stock to investors in this offering. Investors in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. The proxy will remain in effect until the company’s sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act.

Dividend Rights

Holders of our Common Stock may receive dividends subject to the preferences of holders of any outstanding Preferred shares.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors, but excluding matters, if any, that will relate solely to the terms of a series of Preferred Stock. The investors in this offering will be required to grant a proxy to the company's CEO, described in greater detail below under "Proxy." These may be established by the company's Board of Directors. The board has not taken any specific action with respect to the rights and privileges of the Common Stock.

The Proxy

Holders of Common Stock who purchase their shares in this offering will grant the company a proxy in Section 23 of the Subscription Agreement and agree to allow the company's CEO to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

- Series 2 Seed Preferred: 7,427,557

Dividend Rights

Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive non-cumulative cash dividends at the rate of 8% of the Original Issue Price annually, payable only when declared by the Board.

Voting Rights

Holders of our preferred stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Each share has one vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to be ratably paid out of the assets of the company legally available for distribution the Original Issue Price plus all declared and unpaid dividends.

Conversion Rights

Holders of the Series Preferred may, at the option of the holder, convert shares to Common Stock at the preferred conversion rate.

The Seed 1 and Seed 2 preferred shares have the same rights.

- Series 1 Seed Preferred: 1,197,604

Dividend Rights

Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive non-cumulative cash dividends at the rate of 8% of the Original Issue Price annually, payable only when declared by the Board.

Voting Rights

Holders of our preferred stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Each share has one vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to be ratably paid out of the assets of the company legally available for distribution the Original Issue Price plus all declared and unpaid dividends.

Conversion Rights

Holders of the Series Preferred may, at the option of the holder, convert shares to Common Stock at the preferred conversion rate.

The Seed 1 and Seed 2 preferred shares have the same rights.

- Series Bridge Convertible Debt: 0

From 2015 through October 2017, the Company issued a new series of convertible debt which the company listed as Series Bridge Convertible Debt ("Series Bridge") totaling $2,631,250. The Series Bridge bears interest at 6% and has maturity dates ranging from December 31, 2017 to June 30, 2018. The Company may not prepay the Series Bridge prior to maturity. The debt will automatically convert to Preferred Stock upon 1) the consummation of an investment in the Company's equity securities of over $3,000,000 through a single or series of transactions involving the same party or parties. The conversion price was the lesser of 1) the price paid per share for the qualifying equity securities round by the investors by the applicable discount percentage and 2) the quotient resulting from dividing the applicable market cap as defied by the note, by the number of outstanding shares of common stock immediately prior to the qualified financing, assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of notes or indebtedness. The discount price on the Series Bridge range from 16-20% based on the amount invested. The market cap per the Series Bridge ranged from $20,000,000 to $28,000,000 based on the amount invested. Interest expense for the convertible debts, including beneficial conversion feature was $84,044, and $1,070,244 during the years ended December 31, 2016 and 2015. The total interest on this debt is approximately $197K as of the time of this Reg CF offering

Once the debt converts to preferred stock, the rights of the stockholders will be as follows:

Dividend Rights

Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive non-cumulative cash dividends at the rate of 8% of the Original Issue Price annually, payable only when declared by the Board.

Voting Rights

Holders of our preferred stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors. Each share has one vote.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to be ratably paid out of the assets of the company legally available for distribution the Original Issue Price plus all declared and unpaid dividends.

Conversion Rights

Holders of the Series Preferred may, at the option of the holder, convert shares to Common Stock at the preferred conversion rate.

What it means to be a Minority Holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founder along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company.

You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Moreover, you will grant a proxy to the CEO that permits him to vote your shares, therefore you will not have any voting rights.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

We are selling 4.1% of our company at a price of $1,070,000, which would suggest a total valuation for the company of $24.6 million. We didn’t get any independent valuation; we determined the price internally and arbitrary, based on our evaluation of the company’s future performance and market comparisons. The logic in the current valuation is based largely on the following:

Plum completed an approximately $5M equity round in the middle of 2015. Pre-money valuation was $10M and investors put in approximately $5M of investment into that round. The resulting post money valuation was approximately $15M.

Since that equity event, Plum has achieved the following which have increased the value of the company:

1. Passed agency approval for the Plum Lightpad allowing the company to commence sales across all of North America. (FCC and ETL agency marks obtained)

2. Plum has shipped over $1M in revenue of Plum Lightpads. This represents more than 10K units to more than 4K customers.

3. Plum has completed the following software enhancements to accompany the Plum Lightpad offering:

    1. iOS mobile app

    2. Beta Android mobile app

    3. Amazon Alexa voice control smart home skill

    4. Google Assistant (Google Home) voice control smart home skill

    5. IFTTT action integration

4. Plum has been accepted as a vendor to Amazon and is a top seller in the Amazon Launchpad category

5. Plum as achieved a superior rating of user satisfaction based on 4.1/5 star on Amazon reviews.

6. Plum has achieved an over 30 Net Promoter Score (NPS) as measured by our customer survey (how likely are you to recommend Plum to a friend). This NPS is considered to be Very Good to Excellent.

7. Plum has raised an additional $2.6M of capital

8. Plum has negotiated an MSA with a high volume CM. This MSA lowers our cost of goods sold and correspondingly improves our gross margins.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The following discussion includes information based on our unaudited operating data for 2015 and 2016 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements for 2017, and our accountant completes a financial review of those statements.

Results of Operations

The company's net revenues for the year ended December 31, 2016 were $695,820, an increase from $54,475 revenues in 2015, resulting from product shipments and related revenue recognition beginning in November 2015. Net revenues consist of sale of goods directly to the consumer or retailer when persuasive evidence that an agreement exists, the service has been performed, the prices are fixed and determinable and not subject to refund or adjustment, and collection of the amounts due is reasonably assured. The company's revenues for these periods were derived from sale and shipment of the Plum Lightpad.

The company's cost of revenues increased from $97,570 in 2015 to $862,898 in 2016 as a result of increased production. Gross loss (revenues less the cost of producing those revenues) in 2016 was $167,078, an increase in loss from $43,095 in 2015.

The company's operating expenses consist of general and administrative, sales and marketing, and research and development. Operating expenses in 2016 amounted to $1,724,065, a 53% decrease from $3,206,803 in 2015. The primary components of this decrease were due to:

A $1,488,569 (65%) decrease in research and development expense to $804,906 due to primary completion of the main design in 2015, with refinement and improvement in 2016.

A $33,933 (7%) increase in general and administrative expense to $510,904 due to continued operations.

A $28,102 (6%) decrease in sales and marketing expense to $408,255 due to reduction of salaries.

As a result of the foregoing factors, the company's net loss from operations was $1,891,143 in 2016, a 41% decrease from losses of $3,206,803 in 2015.

The company's other income and expenses consist of interest expense, other expense, and other income. Other income and expenses amounted to $1,058,335 in 2016 and $87,492 in 2015. The primary component of this decrease was due to a $983,200 (92%) decrease in interest expense to $87,044 due to the recognition of interest accrued on convertible notes which were converted into Series 2 Seed Preferred Stock in 2015.

Since the end of the period covered by the financial statements, our revenues have declined because pre-orders were shipped in 2016, and revenues from sales recorded as unearned revenue from 2013 to 2015 were recognized in 2016. Our sales have remained similar because we have not yet implemented our advertising strategies. Our cost of goods sold will also decrease, because we have reduced the cost per item manufacturing cost. In 2017, we expect our operating expenses to be lower than in 2016 because the company has reduced payroll, reduced R&D costs on developing new features, and decreased marketing expenditures to preserve cash.

Financial Milestones

See Results of Operations above.

Liquidity and Capital Resources

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales and customer deposits, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $8,600,095.

The company was initially capitalized by the issuance of convertible debt in the amount of $2,356,757 from 2013 through 2015. The company had cash on hand in the amount of $123,781 and total assets of $505,216 at December 31, 2016.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will continue to pursue raising funds through the concurrent offline offering.

Additional Capital Resources

Plum has provided notice to our current accredited shareholders as required based on the upcoming Reg CF offering. The company has offered during this notice that existing shareholders have an opportunity to purchase pro-rata or greater than pro-rata shares of common stock at their prior purchase price of 0.7777 cents. We do not expect more than $200,000 in common stock sales at this price.

Plum has received expressed interest from an accredited investor to fund a $500,000 line of credit to pay for working capital (finished goods) orders. In exchange for this line of credit, Plum will agree to issue up to 100,000 warrants and sell up to $100,000 of common stock at $0.87 as consideration for the line of credit. If moneys are withdrawn from the line of credit, the company has agreed to pay a 20% APR interest on funds until they are paid back.

Recent offerings of securities

In addition to the offering of Common Stock under Regulation CF, the company is selling Series Bridge Convertible Debt in a concurrent offering to accredited investors under Rule 506(c). As of October 2017, the company has sold $2.6mm in the Series Bridge Convertible Debt offering.

Indebtedness

The initial Convertible Debt round was fully converted into Series 2 Seed Preferred Stock. From 2015 to 2016, the company issued $1,850,000 in convertible debt, at interest rates between 6% with maturity dates between December 31, 2017 and June 30, 2018. The debt will convert automatically upon a $3mm equity raise at discounts between 16-20%, with valuation caps between $20mm and $28mm. The company also entered into a line of credit agreement in May 2016 for up to $300,000, at a 20% interest rate, payable monthly, with a maturity date of May 11, 2017. The company is currently negotiating an extension. As of December 31, 2016, the company had drawn $250,000 on the line of credit. As of October 24, 2016, the company had drawn approximately $250,000 on the line of credit. See Notes the Financial Statements: NOTE 4 - DEBT for additional terms of indebtedness.

Recent offerings of securities

- 2015-09-30, 506C, 7427557 Series 2 Seed Preferred Shares. Use of proceeds: Final production on Plum Lightpads and shipping of backlog to Kickstarter and pre-order customers.
- 2015-12-15, 506C, 0 Convertible Debt. Use of proceeds: Ongoing business including increasing sales rate and fulfillment of those orders and improvement on firmware, mobile app and cloud software and further R&D advancements including Android, IFTTT, Google Assistant, Amazon Alexa integration.

Valuation

$24,658,473.00

We are selling 4.1% of our company at a price of $1,070,000, which would suggest a total valuation for the company of $24.6 million. We didn't get any independent valuation; we determined the price internally and arbitrary, based on our evaluation of the company's future performance and market comparisons. The logic in the current valuation is based largely on the following: Plum completed an approximately $5M equity round in the middle of 2015. Pre-money valuation was $10M and investors put in approximately $5M of investment into that round. The resulting post money valuation was approximately $15M. Since that equity event, Plum has achieved the following which have increased the value of the company: Passed agency approval for the Plum Lightpad allowing the company to commence sales across all of North America. (FCC and ETL agency marks obtained) Plum has shipped over $1M in revenue of Plum Lightpads. This represents more than 10K units to more than 4K customers. Plum has completed the following software enhancements to accompany the Plum Lightpad offering: iOS mobile app Beta Android mobile app Amazon Alexa voice control smart home skill Google Assistant (Google Home) voice control smart home skill IFTTT action integration Plum has been accepted as a vendor to Amazon and is a top seller in the Amazon Launchpad category Plum as achieved a superior rating of user satisfaction based on 4.1/5 star on Amazon reviews. Plum has achieved an over 30 Net Promoter Score (NPS) as measured by our customer survey (how likely are you to recommend Plum to a friend). This NPS is considered to be Very Good to Excellent. Plum has raised an additional $2.6M of capital Plum has negotiated an MSA with a high volume CM. This MSA lowers our cost of goods sold and correspondingly improves our gross margins. The $1.19 price per share is based on the corresponding valuation and accounting for the following fully diluted share count: 8,136,370 common shares issued 7,247,557 preferred 2 shares issues 1,197,604 preferred 1 shares issued 100,000 warrants issued 2,876,442 options issued 938,635 options unissued As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs. There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment). Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet. Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess. Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative. Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

	Offering Amount Sold *	Offering Amount Sold *

Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6%)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R& D	$1,880	$201,160
Selling, General, & Administrative Costs	$2,820	$301,740
Payroll	$4,700	$502,900
Total Use of Net Proceeds	$9,400	$1,005,800

*** The minimum and maximum amounts have been rounded. The company does not sell fractional shares; at a share price of $1.19 a share the minimum amount is $9,999.56 and the maximum amount is $1,069,999.21**

We plan to use our net proceeds (after costs associated with this offering) for the following purposes, which will be the same independent of the amount raised:

Research and Development: 20%
Selling, General, & Administrative costs and Operations: 30%
Payroll: 50%

We plan to use the proceeds from the offering as detailed above for any amount of investments received between the minimum and maximum offering amounts.

Irregular Use of Proceeds

We may use a portion of the proceeds to pay aged accounts payables.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website at plumlife.com/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ube Inc

[See attached]

UBE, INC., DBA PLUM

FINANCIAL STATEMENTS

December 31, 2016 and 2015

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Ube, Inc. dba Plum
Index to Financial Statements
(Unaudited)

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

October 13, 2017

The Management and Board of Directors
Ube, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of Ube, Inc., a Delaware corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' deficit, and cash flows the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbb McKennon

Newport Beach, California

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

UBE, INC., DBA PLUM
BALANCE SHEETS
(Unaudited)

	2016	2015
Assets		
Current assets:		
Cash	$ 123,781	$ 321,191
Accounts receivable	27,564	1,085
Inventory	164,342	111,879
Other current assets	624	49,409
Total current assets	316,311	483,564
Property and equipment, net	173,057	143,908
Intangible assets, net	15,848	19,550
Total assets	$ 505,216	$ 647,022
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 386,040	$ 264,823
Accrued liabilities	77,561	12,733
Deferred revenue	118,847	351,412
Accrued salary	31,570	18,584
Line of credit	250,000	-
Convertible debt - current	1,850,000	660,200
Total current liabilities	2,714,018	1,307,752
Other long term liability	51,433	-
Total liabilities	2,765,451	1,307,752
Commitments and contingencies (Note 5)	-	-
Stockholders' Deficit:		
Series 2 Seed preferred stock	5,676,856	5,576,856
Series 1 Seed preferred stock	200,000	200,000
Common stock	7,972	7,962
Additional paid-in capital	455,032	175,912
Accumulated deficit	(8,600,095)	(6,621,460)
Total stockholders' deficit	(2,260,235)	(660,730)
Total liabilities and stockholders' deficit	$ 505,216	$ 647,022

See the accompanying independent accountants' review report and notes to financial statements.

UBE, INC., DBA PLUM
STATEMENTS OF OPERATIONS
(Unaudited)

	2016	2015
Revenues	$ 695,820	$ 54,475
Cost of revenues	862,898	97,570
Gross loss	(167,078)	(43,095)
Operating Expenses:		
General and administrative	510,904	476,971
Sales and marketing	408,255	436,357
Research and development	804,906	2,293,475
Total operating expenses	1,724,065	3,206,803
Operating loss	(1,891,143)	(3,249,898)
Other (income) expense :		
Interest expense	87,044	1,070,244
Other expense	448	145
Other income	-	(12,054)
Total other (income) expense	87,492	1,058,335
Loss before provision for income taxes	(1,978,635)	(4,308,233)
Provision for income taxes	-	-
Net loss	$ (1,978,635)	$ (4,308,233)

See the accompanying independent accountants' review report and notes to financial statements.

UBE, INC., DBA PLUM
STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Series 2 Seed Preferred Stock		Series 1 Seed Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2014	-	$ -	1,197,604	$ 200,000	7,856,074	$ 7,856	$ 120,842	$ (2,313,227)	$ (1,984,529)
Series 2 Seed shares for conversion of debt	4,576,115	2,550,716	-	-	-	-	-	-	2,550,716
Series 2 Seed shares for cash	1,651,582	1,288,324	-	-	-	-	-	-	1,288,324
Series 2 Seed shares for services	1,071,276	833,131	-	-	-	-	-	-	833,131
Beneficial conversion feature on convertible debt	-	1,004,240	-	-	-	-	-	-	1,004,240
Offering costs	-	(99,555)	-	-	-	-	-	-	(99,555)
Stock-option expense	-	-	-	-	-	-	19,709	-	19,709
Common stock issued for services	-	-	-	-	81,255	81	28,358	-	28,439
Common stock issued for exercise of stock options	-	-	-	-	25,101	25	7,003	-	7,028
Net income	-	-	-	-	-	-	-	(4,308,233)	(4,308,233)
December 31, 2015	7,298,973	5,576,856	1,197,604	200,000	7,962,430	7,962	175,912	(6,621,460)	(660,730)
Series 2 Seed shares for cash	128,584	100,000	-	-	-	-		-	100,000
Stock-option expense	-	-	-	-	-	-	271,062	-	271,062
Common stock issued for cash	-	-	-	-	6,695	7	2,336	-	2,343
Common stock issued for services	-	-	-	-	2,500	3	872	-	875
Warrants issued for services	-	-	-	-	-	-	4,850	-	4,850
Net loss	-	-	-	-	-	-	-	(1,978,635)	(1,978,635)
December 31, 2016	7,427,557	$ 5,676,856	1,197,604	$ 200,000	7,971,625	$ 7,972	$ 455,032	$ (8,600,095)	$ (2,260,235)

See the accompanying independent accountants' review report and notes to financial statements.

UBE, INC., DBA PLUM
STATEMENTS OF CASH FLOWS
(Unaudited)

		2016		2015
Cash flows from operating activities:				
Net loss	$	(1,978,635)	$	(4,308,233)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation		32,229		15,823
Amortization		3,702		3,702
Bad debt expense		5,041		-
Beneficial conversion feature		-		1,004,240
Stock-based compensation		276,787		881,279
Changes in operating assets and liabilities:				
Accounts receivable		(31,520)		(1,085)
Inventory		(52,463)		(111,879)
Other current assets		48,785		(49,409)
Accounts payable		121,217		241,707
Accrued liabilities		64,828		50,444
Deferred revenue		(232,565)		(62,832)
Accrued salary		12,986		8,303
Other liabilities		16,233		-
Net cash used in operating activities		(1,713,375)		(2,327,940)
Cash flows from investing activities:				
Purchase of property and equipment		(61,378)		(67,231)
Purchase of intangible assets		-		(23,252)
Net cash used in investing activities		(61,378)		(90,483)
Cash flows from financing activities:				
Proceeds from line of credit, net		250,000		-
Proceeds - convertible debt		1,225,000		1,215,200
Proceeds from the exercise of stock options		-		7,028
Offering costs		-		(99,555)
Proceeds from sale of preferred stock		100,000		1,288,324
Proceeds from sale of common stock		2,343		-
Net cash provided by financing activities		1,577,343		2,410,997
Decrease in cash and cash equivalents		(197,410)		(7,426)
Cash and cash equivalents, beginning of year		321,191		328,617
Cash and cash equivalents, end of year	$	123,781	$	321,191
Supplemental disclosures of cash flow information:				
Cash paid for interest	$	-	$	-
Cash paid for income taxes	$	-	$	-
Non cash investing and financing activities:				
Convertible debt and interest converted to Series 2 seed preferred stock	$	-	$	2,550,716
Convertible debt and accrued interest converted to long term liability	$	35,200	$	-
Discount from beneficial conversion feature	$	-	$	1,004,240

See the accompanying independent accountants' review report and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Ube, Inc. DBA Plum (the "Company" or "Plum") is a Delaware Corporation formed on September 13, 2013. It was converted from a Texas Limited Liability Company originally formed on July 16, 2012. The Company's headquarters are located in Austin, Texas. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a technology company that has developed, and is developing smart home products. The Company's primary product to date is the Plum Lightpad, a Wi-Fi and Bluetooth connected smart dimmer designed for whole-home lighting control.

Going Concern
To date, the Company has relied upon debt and equity financing, pre-sales of the Company's product, and agreements with vendors to work for equity or debt to finance the development of the Company's core product and operations. The Company expects to incur significant additional costs until we can generate positive cash flows from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign and debt and equity financing with third party investors, as available, profits from the sales of products, and certain agreements with strategic parties. If the Company cannot raise additional capital or if revenue producing activities are delayed or slow to develop, the Company may consume all of the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly-liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2016 and 2015, there was no reserve on accounts receivable. Bad debt expense during the years ended December 31, 2016 and 2015 was $5,041 and $0, respectively.

Inventories
Inventories consist primarily of finished good products. Inventories are recorded at the lower of cost or market, using the first-in, first-out method (FIFO).

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of three (3) to seven (7) years. Significant renewals and betterments are capitalized while maintenance and repairs are charged to expense as incurred. Leasehold improvements are amortized on the straight-line basis over the lesser of their estimated useful lives or the term of the related lease.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred internally. Under our current practice of developing our products, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. When the software is part of a product or process, both technological feasibility of the software and development of the related hardware must be established prior to capitalization of costs. Prior to a product's release, if and when we believe capitalized costs are not recoverable, we expense the amounts as part of cost of sales.

Intangible Assets
Intangible assets with finite lives are amortized over their respective estimated lives and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite lives are not amortized but reviewed annually for potential impairment. The impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined. There were no impairment charges during the years ended December 31, 2016 and 2015.

Product Warranty Costs
The Company provides a one (1) year warranty on its products. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims and the cost to replace or repair its products

under warranty. Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly, no warranty reserve has been recorded at December 31, 2016 and 2015.

Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock.

Dividends which are required to be paid upon redemption are accrued and recorded within preferred stock and accumulated deficit.

Revenue Recognition
The Company recognizes revenues from the sale of goods directly to the consumer or retailer when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenues are recognized when the risk of ownership and title passes to the Company's customers, which is generally at the time of shipment in the retail channel and at the point of purchase in e-commerce channel, net of returns. Generally, we extend credit to our retail customers and do not require collateral. Our retail customers do not have a right of return at this time.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist primarily of the electrical and mechanical design of the products, the firmware, mobile app and server software development associated with the products and the quality assurance and testing of the integrated design of the hardware and software components. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses the cost of advertising and promotions as incurred.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with two major financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The company's largest customer is Amazon. In some months Amazon represents more than 10% of the company's revenue.

NOTE 3 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment, net
Property and equipment consisted of the following at December 31, 2016 and 2015:

	2016	2015
Equipment	$ 205,284	$ 153,379
Computer equipment	21,772	12,299
Software	6,492	6,492
Total property and equipment	233,548	172,170
Accumulated Depreciation	(60,491)	(28,262)
	$ 173,057	$ 143,908

Depreciation expense for the years ended December 31, 2016 and 2015 was $32,229 and $15,823, respectively.

See the accompanying independent accountants' review report.

Intangible Assets
Intangible assets consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Software related assets	$ 11,956	$ 11,956
Amortization	(11,088)	(7,386)
Intangible assets, net	868	4,570
Intangible asset - infinate life	14,980	14,980
Total intangible assets	$ 15,848	$ 19,550

Amortization expense for the years ended December 31, 2016 and 2015 was $3,702 and $3,702, respectively.

NOTE 4 – DEBT

Convertible Debt - Converted
From 2013 to 2015, the Company issued convertible debt to primarily third parties totaling $2,356,757. The convertible debt agreements bore interest at 8%, and 10% upon default, and were due December 31, 2014. Accordingly, the debt was in technical default prior to conversion. The debt was convertible at the option of the Company into equity securities, other than common stock, such as preferred stock at a fixed conversion price issued by the Company in the next qualifying equity financing, which was a transaction or a series of transactions of equity securities in excess of $500,000, or upon the sale of the Company. The conversion price subsequent to the qualifying next equity financing would be equal to the quotient obtained by dividing (A) the outstanding principal plus accrued and unpaid interest thereon through the date of conversion by (B) the lowest purchase price per share paid by the investors purchasing the type of qualifying securities, discounted by the applicable discount percentage, ranging from 15-20%). Upon the sale of the Company the conversion would be (A) the outstanding principal plus accrued and unpaid interest thereon through the date of conversion by (B) the purchase price per shares, calculated on a fully diluted basis assuming exercise of all outstanding stock options and the conversion of any shares of preferred stock into common stock, paid by the acquiring entity, discounted by the applicable rate as noted above.

In 2015, the convertible debt was converted into Series 2 Seed Preferred Stock based on the conversion terms noted above due to the closing of a qualifying investment in equity securities. Accordingly, the convertible debt and interest thereon of $2,550,716 was converted into 4,576,115 shares of Series 2 Seed Preferred Stock. Upon conversion, the contingent beneficial conversion feature was no longer contingent, and resulted in the discount and immediate accretion of such discount in the amount of $1,004,240, which was charged to interest expense in the accompanying statements of operations.

Series Bridge Convertible Debt
During 2015 and 2016, the Company issued a new series of convertible debt which the company listed as Series Bridge Convertible Debt ("Series Bridge") totaling $1,850,000. The Series Bridge bears interest at 6% and has maturity dates ranging from December 31, 2017 to June 30, 2018. The Company may not prepay the Series Bridge prior to maturity. The debt will automatically convertible upon 1) the consummation of an investment in the Company's equity securities of over $3,000,000 through a single or series of transactions involving the same party or parties. The conversion price was the lesser of 1) the price paid per share for the qualifying equity securities round by the investors by the applicable discount percentage and 2) the quotient resulting from dividing the applicable market cap as defied by the note, by the number of outstanding shares of common stock immediately prior to the qualified financing, assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of

notes or indebtedness. The discount price on the Series Bridge range from 16-20% based on the amount invested. The market cap per the Series Bridge ranged from $20,000,000 to $28,000,000 based on the amount invested.

Interest expense for the convertible debts, including beneficial conversion feature was $84,044, and $1,070,244 during the years ended December 31, 2016 and 2015.

Line of Credit
In May 2016, the company entered into a line of credit agreement with three individuals for funding up to $300,000. The line of credit incurs 20% interest per annum and is payable in monthly interest only installments on the first of each month until the maturity date of May 11, 2017. The Company has not received a notice of default and is currently negotiating an extension. Upon default, the interest increases to 25% per annum. In addition, upon default, the Company must assign to the lender all receivables from Amazon to the extent need to repay the line of credit and interest thereon. As of December 31, 2016, the Company had drawn $250,000 on the line of credit with $50,000 remaining available.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Lease
In November 2014, concluding on October 31, 2015, the Company entered into a one (1) year lease agreement for its primary operations located in Austin, Texas. The lease requires initial monthly rental payments of $3,000 plus certain common area costs. After the one (1) year lease term, the lease continued on a month-to-month basis. Rent expense for the year ended December 31, 2016 and 2015 was $62,817 and $50,739, respectively.

Reduced Payroll and Employee Loans
From 2014 to 2016, the employees of the Company, at times, agreed in writing to take reduced salaries. During this time the Company occasionally made loans to employees including the executives. The loans bear interest of 1% and also contain a provision for eventual forgiveness based on certain criteria. The Company recognized the compensation expense for the services provided related to periods in which salaries were reduced and accrued the related liability. If and when the loans are forgiven, the Company will owe taxes for the compensation provided. The Company believes there is a right of offset, and accordingly, the assets and liabilities related to this transaction have been netted in accrued salary, which reflects the approximate tax that would be due upon forgiveness of such loan. The Company may have sufficient R&D expenses to offset any potential employer liability based on the Path Act of 2015. While the Company believes these employee loans were issued within IRS guidelines, if these loans are not considered bona-fide loans under IRS regulations, the Company and officers of the Company may be liable for additional payroll tax interest and penalties.

Supply Agreements
In February of 2014, the Company entered into a manufacturing services agreement with a manufacturer for the production and final assembly of the Company's primary product. The agreement provides that the Company will provide a rolling 12 month forecast of the Company's inventory needs. The manufacturer cannot reject orders for the most recent 3 months. The Company can cancel any orders with a 60-day notice and not be liable for any components or sub-assemblies of the product other than those parts of the order which were previously agreed to as Non-Cancellable Non Refundable. The Company can reschedule any portion of orders within the most recent 90 days of firm forecast. The agreement allows for the Company to procure long lead time components at its own expense and consign such components to the manufacturer to meet the Company's forecast. The MSA is cancellable by either party with a 180-day notice.

In February of 2016, the Company entered into a manufacturing services agreement with a secondary manufacturer for the production and final assembly of the Company's primary product. The agreement provides that the Company will provide a rolling 12 month forecast of the Company's inventory needs. The manufacturer cannot reject orders for the most recent 3 months. The Company can cancel any orders with a 30-day notice and not be liable for any components or sub-assemblies of the product other than those parts of the order which were previously agreed to as Non-Cancellable Non Refundable. The company can reschedule 50% of orders within the most recent 30 days of firm forecast and 100% of orders within the second 60 days of the 90-day forecast. The agreement allows for the Company to procure long lead time components at its own expense and consign such components to the manufacturer to meet the Company's forecast. The MSA is cancellable by either party with a 180-day notice.

Agreements and Contracts
In February 2016, the Company entered into a two-year irrevocable agreement with a service provider to identify potential acquirers and conduct certain market and business research. The provider is to be compensated if and when an acquisition occurs based on a sliding scale of the acquisition price. This is defined as 5% on the first $10,000,000, 3% on the second $10,000,000 and 2% thereafter, subject to certain floors as described by the contract. The Company further agreed to accrue $5,000 per month for market research to the provider starting February 2016, plus past due fees on a prior contract. The accrued fees are payable only upon a financing of greater than $4,000,000 or as funds are available. Accordingly, all these amounts are contingent upon a successful financing and accordingly, the Company has not accrued any fees as a triggering event is not yet probable and the total fees based on this agreement can range from zero based on no transaction occurring, to an undeterminable higher amount based on the sliding scale noted above.

Legal
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member. See Note 8 for a vendor settlement subsequent to year end.

NOTE 6 – STOCKHOLDERS' DEFICIT

Preferred Stock
The Company has authorized the issuance of 8,697,604 shares of preferred stock with par value of $0.001. The preferred stock is broken out into a series of designations as more fully described below and collectively may be referred to as "Series Seed Preferred."

Common Stock
The Company has authorized the issuance of 28,000,000 shares of common stock with par value of $0.001.

Series Seed Preferred
The Company has authorized 7,500,000 shares of Series 2 Seed Preferred Stock ("Series 2") and 1,197,604 shares of Series 1 Seed Preferred Stock ("Series 1"). The original issue price of the Series 2 is $0.7777 and the Series 1 is $0.21459.

Conversion rights – Each share of Series Preferred outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from the product obtained by multiplying the Series Preferred conversion rate in effect by the number of shares of Series Preferred being converted. The Series Preferred conversion rate is the quotient obtained by dividing the applicable original issue price of the Series Preferred by the Series Preferred conversion rate, initially set to the applicable original issuance price.

The Series Preferred shall automatically be converted into shares of common stock, based on the then-effective Series Preferred conversion price at 1) any time upon the affirmative election of the holders of a majority of the outstanding shares of Series Preferred, or 2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, converting the offer and sale of common stock for the account of the Company in which the per share price is at least $2.33 (as adjusted), the gross cash proceeds to the Company before discounts, commissions and fees are at least $20,000,000 and the Company shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market.

Dividend rights – The holders of Series Preferred, in preference of the holders of common stock, shall be entitled to receive, but only out of funds that are legally available therefore, cash dividends at the rate of 8% of the applicable original issuance price per annum on each outstanding share of Series Preferred. Such dividends are only payable when, as and if declared by the board of directors and are non-cumulative.

The corporation shall not pay or declare any dividend with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distributions, in an amount per share equal to the original issue price of such Series 1 or Series 2 plus all declared and unpaid dividends on the Series Preferred. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of Series Preferred, then such assets shall be distributed among the holders of Series Preferred, then outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

Voting rights – The holders of Series Preferred shall be entitled to the number of votes equal to the number of shares of common stock which such shares of Series Preferred could be converted immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall vote equal to the voting rights and powers of common stock. Voting is non-cumulative.

For so long as at least 1,500,000 of Series Preferred are outstanding (as adjusted), in addition to any other vote or consent required by law, the vote or written consent of the holders of a majority of the outstanding Series Preferred, voting together as a single class, shall be necessary for effecting or validating the following actions:

1) Alter the rights, powers or privileges of the Series Preferred
2) Redeem or repurchase any shares of common stock or Series Preferred (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon termination of services pursuant to the terms of the applicable agreement; or
3) Declare or pay any dividend or otherwise make a distribution to holders of Series Preferred or common stock.

Sale of Preferred Stock for Cash
In 2015 the company closed an equity round that consisted of cash for Series totaling $1,288,324 for 1,651,582 shares of common stock or $0.78 per share.

Preferred Stock Issued for Conversion of Debt
During the same equity round, past convertible debt plus interest in the amount of $2,550,716 was converted into to 4,576,115 shares of Series 2. The debt was converted at varying discounts based on the terms of the note, see Note 4 for additional information on the convertible debt.

Shares Issued for Services
During 2015, the Company issued 1,071,276 shares of Series 2 for services. The Company recognized compensation expense of $833,131 for such shares based on the price for which the Series 2 was sold for.

During 2015, the Company issued 81,255 shares of common stock for services totaling $28,439 in compensation expense.

Shares Issued for Settlement of AP
During the same round $42K of prior AP to a single vendor was satisfied by issuing 68.6K shares of Series Seed 2 Preferred stock.

Stock Options
In 2013 our Board of Directors adopted the Ube, Inc. 2013 Equity Incentive Plan (the "2013 Plan"). The 2013 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 3,953,605 shares of our common stock may be issued pursuant to awards granted under the 2013 Plan. The 2013 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2015 and 2016, the Company granted 631,400 and 1,380,155 stock options under the 2013 Plan to various employees. The granted options had an exercise price of $0.28, expire in ten years, and ranged from 100% immediate vesting, to vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2016	December 31, 2015
Expected life (years)	6.25	6.25
Risk-free interest rate	1.9%	1.6 – 1.7%
Expected volatility	80%	80%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted average Remaining Contractual Term
Outstanding at December 31, 2014	1,695,294	$ 0.28	9.4
Granted	631,400	0.28	10.0
Exercised	(25,101)	0.28	8.2
Expired/Cancelled	(74,899)	0.28	8.2
Outstanding at December 31, 2015	2,226,694	$ 0.28	8.6
Granted	1,380,155	0.28	10.0
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2016	3,606,849	$ 0.28	8.3
Exercisable at December 31, 2015	940,935	$ 0.28	8.5
Exercisable at December 31, 2016	1,871,052	$ 0.28	8.0

Stock option expense for the years ended December 31, 2016 and 2015 was $271,062 and $19,709 and, respectively. The Company will recognize the remaining value of the options through 2020 as follows (rounded):2017 - $168,000, 2018 - $158,000, 2019 - $147,000, and 2020 - $53,000.

During 2015, 25,101 options were exercised for a like amount of common stock for a total exercise price of $7,028.

Warrants
In 2016, the company issued warrants for 100,000 shares of common stock with an exercise price of $0.85 per share for services to be provided. The warrants were immediately vested. The Company used similar inputs to those used in the stock option disclosure above, with the exception that the expected life was ten (10) years. The Company calculated the value to be $4,850 which was charged to operations.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2016 and 2015:

	2016	2015
Current tax provision		
Federal	$ -	$ -
State	-	-
Total	$ -	$ -
Deferred tax provision (benefit)		
Federal	$ 2,098,000	$ 1,580,000
State	-	-
Valuation allowance	(2,098,000)	(1,580,000)
Total	-	-
Total provision for income taxes	$ -	$ -

The following table presents the deferred tax assets and liabilities as of December 31, 2016 and 2015:

	2016	2015
Deferred tax asset attributable to:		
Net operating loss carryover	$ 2,098,000	$ 1,580,000
Valuation allowance	(2,098,000)	(1,580,000)
Net deferred tax asset	$ -	$ -

Based on federal tax returns to be filed, through December 31, 2016, we had available approximately $2,098,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2033 or 20 years for federal income purposes. Texas, our state jurisdiction does not offer net operating loss carryforwards. The valuation allowance increased by $518,000 and $1,125,000 during the years ended December 31, 2016 and 2015, respectively.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Texas state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2013. The Company currently is not under examination by any tax authorities.

NOTE 8 – SUBSEQUENT EVENTS

Convertible Notes

In 2017, the Company issued convertible notes for total principal of $798,280 with the same terms as those convertible notes described in Note 4 under 2016 Convertible Debt. However, several of these notes have maturity dates of June 30, 2018. There has been no conversion of debt subsequent to year end.

Settlement

A settlement in the amount of $51,433 was made to satisfy a debt to a former vendor. This was classified as a long-term liability in the accompanying balance sheet based on the terms of the agreement.

Shares Issued for Services

In 2017, the company entered into advisory agreements with five individuals. Based on these agreements, 70,000 shares of common stock were issued related to these services. In addition, 1,000 shares of common stock were issued to a former employee as a bonus based on a previous commitment. Also subsequent to year end, 82,542 stock options were exercised.

The Company has evaluated subsequent events that occurred after December 31, 2016 through October 13, 2017, the issuance date of these financial statements. Other than those disclosed, there have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Plum is pending **StartEngine Approval.**



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Raised of $10K - $1.07M goal

Plum

Smart Wi-Fi Lighting Dimmer

Small OPO · Austin, TX · Technology
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share


plum
plum
plum

The Plum Lightpad™ . The Best Smart Dimmer.

Plum's roots are in the professionally installed lighting industry that serves estate homes across the US. We've been designing and installing lighting control for 20 years. Along the way, we learned how people want to interact with their connected lights. We took all our learning and poured it into Plum.


plum

User Experience is Everything

Our goal was to create the most advanced lighting control product available and make it easy to install and program so that more of us could experience the joy of automated lighting control.

We designed the Plum to deliver more features and benefits than traditional, professionally installed lighting systems at a fraction of the price. While you can find other products to turn lights on or off from your smart phone, these products are not "smart", only "connected".
The Plum Lightpad is a microprocessor based light dimmer or switch, with added sensors, WiFi, Bluetooth and a multi-touch user interface and much much more. Our dimmer can beat your dimmer up.
Once you experience the benefits of great lighting control you won't want to live without it. And once you see what the Plum Lightpad is capable of you won't accept anything less. We started Plum because the time has come to expect smart lighting in our homes. We created the Lightpad to deliver a great experience...and user experience is everything at Plum, just ask Frank.

amazon

Verified Purchase

"Plum has built a finished product that has the quality and user experience that you would expect of something coming from Apple"

- Frank, Amazon Customer



make
it
yours

Join Plum as we spread the joy of lighting control.

Our customers have had a profound effect on me personally and on all of us at Plum. Plum's fanatical backers and customers have helped shape the direction of our company in a remarkable way. Our crowdfunding journey has created a culture at Plum that revolves around and builds on our user's enthusiasm. We are passionate about lighting control, obviously. But it is the opportunity to introduce great lighting control to someone who has never experienced it or hear a customer say "this is my new favorite thing" that truly drives us. Success will not be measured by how many Lightpads we sell, but by how many lives we touch, how many moments we help, and how many smiles we evoke. Plum is all about the User Experience because of the user.

New SEC rules now allow us to invite our customers, our supporters, and our friends to own a part while playing a part in Plum's growth. We hope you'll join us as we realize our mission to bring Plum lighting control to millions of homes.

Utz Baldwin - CEO and co-founder

Plum is selling equity in the form of common stock.
$1.19 per share| $357 Minimum Investment | $24.65M pre-money valuation
Perks* | Free Plum Lightpads based on investment size and timing.
See Perks section below for details.

Perks

We want our investors to have access to the amazing technology found in the Plum Lightpad. If you invest at the levels below, we'll give you **FREE PLUM LIGHTPADS!** And, if you're one of the first 250 investors, we'll sweeten the deal even further. So, invest now and we'll send you your coupon for FREE LIGHTPADS!

**All perks occur after the offering is completed.*



Early Bird
First 250 Investors
$1000
ONE FREE LIGHTPAD
$2300
TWO FREE LIGHTPADS
$3500
FREE three pack
$9,900
10 FREE LIGHTPADS
Awesome Perks
$1600
ONE FREE LIGHTPAD
$2900
TWO FREE LIGHTPADS
$3900
FREE three pack
$9900
7 FREE LIGHTPADS

A Billion Unit Market Opportunity

Lighting is one of the most used devices in every house. The connected home market is now the fastest growing electronics market. It's projected by analysts to grow up to 800% in the next few years. And **lighting control is expected to be one of the fastest growing sub segments** within this growing market.

Today, roughly 6% of homeowners have lighting control. But around half of homeowners think it's important. We see huge growth potential in connected home lighting control and believe Plum is positioned to take the lead in the premium segment of this market.



CONNECTED HOME
$78B
PROJECTED
Market size by 2023



11% Other
36% Entertainment
14% Security
EXPECTED
Market
%
14% Thermostat
23% Lighting
LIGHTING IS PROJECTED TO LEAD IN CAGR

*Source - ABB, Goldman Sachs & Markets/Markets



3
25
2016
2023
Number of connected
home devices (Billions)

*Source - ABB, Goldman Sachs & Markets/Markets



BILLION UNIT MARKET

Our Target Market

Lighting control is a already over a $1B market but primarily serves homes with values of $2M and up. These are typically estate homes owned by the ultra wealthy. Costs for systems in these homes typically exceeds $50K and often reaches six figures. It's expensive because the products are proprietary and require professional installation and programming.

With the Plum Lightpad, whole home lighting control now costs a fraction of the price of professionally installed systems. And the programming is easy enough for anyone to execute.

We target the **over 27 million homes in the US that are valued over $300K***. These home represent over one billion potential light switches at a total market value of $100B. These homeowners are largely college educated and have the disposable income to afford whole home lighting control systems.

Our beachhead market which we will penetrate first are the over **3.5 million homes with values over $750K***. These homeowners are eager to install lighting control as a luxury amenity. Plum Lightpads fit perfectly into this segment

**Based on 2015 US Census Housing Data*

The Nest of Lighting



20X NEST OPPORTUNITY
Smart Thermostats
VS
Smart Lighting
48M
UNIT OPPORTUNITY
UNITS
1B
UNIT OPPORTUNITY
36%
U.S. Broadband homes desire or expect to buy
WANT
58%
U.S. Broadband homes desire or expect to buy
15%
Penetration rate into US Broadband Homes
OWN
6%
Penetration rate into US Broadband Homes
*Sources - Coldwell Banker & Parks Associates

We created Plum to be the premium product in its category - much like Nest has done with the thermostat. We have **premium build quality**, premium features and cater to homeowners who appreciate quality, luxury, and a fantastic user experience. We tailored the product to exceed customer expectations from their first touch of the retail box through to their daily use of Lightpads throughout their home.

We think it makes sense to compare the opportunity that Nest had with the opportunity in front of Plum for premium lighting control. While both Nest and Plum serve similar markets (affluent households), **the opportunity for lighting control is vastly larger** than the market for thermostats. The average Nest home has 1.2 thermostats while the target Plum home has 20 or more light switches that would benefit from lighting control. Most lighting control customers want to control the public areas (kitchen, family room, outdoors) and the master suite. Some will advance their control to kids rooms etc. Because of this, the total market size for Plum in the US is over 1 billion units.

In addition, **lighting control has greater utility** than does thermostat control. 58% of users currently desire lighting control while only 36% of users desire thermostats. Not only is lighting control more desired, but it's currently dramatically underserved with only 6% of homes having any kind of lighting control.



LIGHTING DOMINATES SMART HOME GROWTH
700



Millions of Units
600
500
400
300
200
100
0
2017
2018
2019
2020
2021
2022
Voice Control Front End
Smart Lighting
Thermostat
Security Cameras
Motion Sensor
Contact Sensors
Door Locks

*Source - ABI Research September 2017

Market Drivers: Why Homeowners Want Lighting Control

Lighting control has been around for over two decades and the customer benefits are well understood. Homeowners install lighting control for four primary reasons - Luxury, Convenience, Security and Savings. The Lightpad speaks to needs in each of these categories.



Finally, A Light Dimmer Designed For Your Luxury Home

It's not only the most advanced light dimmer ever created, the Plum lightpad is also beautiful and will enhance any room. The build quality of the Lightpad is evident from the first time you see it. The distinctive glow ring gently illuminates as you approach it and you can easily alter the glow color to suit your mood or to suit the room.



SCENES
ROOM
Mood
Morning
Sleep

Control Your Lights From Anywhere

Set scenes of light to match your mood or activity like cooking, entertaining or getting ready in the morning.

Control lights from your smartphone from anywhere in the world. Control using voice using Amazon Alexa or the Google Assistant. Control from the Lightpad using multi-touch.



Safety and Security

Never come home to a dark house again.

Have your lights come on as you arrive at home or use a schedule to alter lights to make it look like you're home even when you're away.

Set timers so your lights are on when you need them and off when you don't.



85 %
27 watts

Built In Energy Meter

Each Plum Lightpad has a built-in energy meter. Find out how much power each light is using so you can find ways to reduce your lighting bill by changing bulbs, reducing light intensity or turning the light off when you don't need it.

Best-In-Class Features

- WiFi - no hub required
- Whole home lighting
- Works as a dimmer or switch
- Lights up as you approach
- Customizable glow ring
- Multi-touch control
- Works with Amazon Alexa
- Works with Google Assistant
- Supports “N” way
- Energy metering
- Incandescent, LED, CFL
- Microprocessor design - upgradable



plum

Whole home lighting control

Plum Lightpads are designed as a whole-home lighting solution. Each Lightpad communicates with all the other Lightpads in your house. The most common areas to control are the public areas, the outdoors and the master suite. Use 10, 20, 50 or more. Plum Lightpads are microprocessor based and upgradeable. Firmware updates with enhanced features occur regularly.

Multi-touch control surface

The surface of the Plum Lightpad is a multi-touch interface - much like your smartphone. With one finger, you control a single light. Two fingers controls groups of lights. And with three fingers you can control all the lights in the house. You can control a single light, multiple lights or all the lights from any Lightpad.

Create scenes of light

Entertaining, working, relaxing, reading - each activity benefits from the right lighting. Lighting creates mood and atmosphere. Easily create scenes for all of your activities and then change scenes with one button on your app, or tell Alexa to turn the scene on for you.

Schedule your lights

Create a sunrise alarm clock so that your bedroom lights come on slowly around the time your alarm goes off each morning. Or set the hallway, bathroom, stairs and kitchen to come on just before breakfast. Outdoor lights can come on at off and dusk and dawn.

CONTROL IT YOUR WAY

Touch App Voice




plum
MULTI-TOUCH
Control just one, a group, or all of your lights from any Lightpad.

See what lights are on
and control them
from anywhere


Family Room
Edit
Dining
Fireplace
Floor Lamp
Path
Sofa
Spot

You know what you like.
Create "Scenes" of light
for the perfect mood.


Austin
SCENES
ROOMS
Evening
Late Night
Mood
Morning
Off

Knowledge is power.
Energy metering
helps save money.


Sofa
65%
20 watts
Learn about gestures.


It's not always black or white
amazon alexa
Google Assistant
works with

Serious Technology and Quality


High sensitivity Multi-touch surface
WiFi | Bluetooth
Ambient Light
RGBW 4-LED glow ring
Rigid, glass filled polymer enclosure
plum
400w 120VAC 60Hz
Coated, cast solid aluminum
450MHz ARM 9
Linux OS
128MB RAM
4GB flash
Accelerometer
Energy Meter
Infrared motion sensor



As beautiful as it is smart.

Match the glow ring to your wall decor for that extra touch of style.



A nightlight when you need it.

In the kid's room, in your bathroom, wherever you might need just a little more light at night. Plum Lightpads can gently illuminate your path at night.



Handles 3-way lights and multi-gang switches.

Plum lightpads easily sit beside other lightpads or regular wall switches. They offer full support for 3-way lights where you have two or more switches that control the same lights.

What We've Done So Far

We've Sold 10,000 Plum Lightpads

We started shipping the Plum Lightpad in 2016. Over the last year, we sold over ten thousand Plum Lightpads without spending any money on advertising. Our goal during the first year was to test our key features, make improvements and refine our product through firmware updates.

We've Released Improved Software

When we started shipping we had an iOS app. Over the last six months, we've developed an Android alpha app, finished Alexa integration, Google Assistant integration, IFTTT integration and are working on other integrations at this time.

We've Created Loyal, Happy Customers

Happy customers are our main motivator. We highly value the positive reviews that we've received. More importantly, each negative review gets personal attention from the executive staff at Plum. Our relentless pursuit of customer loyalty drives us to go above and beyond in making sure that each concern of each customer is taken seriously and addressed quickly.

We've De-Risked the Hardware

We've debugged and de-risked the Lightpad hardware and have now moved it to a high-volume manufacturing assembly plant which has reduced our costs and moved us to a model gross margin. The Lightpad has sufficient hardware and memory resources that will allow for dramatic software improvement over the next 12-18 months.

Fanatical Customers

amazon

★★★★★

Verified Purchase

The Best!

amazon

★★★★★

Love The Plum

"From un-boxing through use, the plum light pad has an Apple feel to it. It's

"Never left a review before, first time, and the reason?...The switch is that good!

I have installed many smart switches and this is by far the best of the best. It looks good, install easy and app functions are easy to use. The quality of switch is second to none. If you want a switch that is sleek and modern that is easy to install with a great app...and you want quality....get this switch! If I had to compare it to something, Plum is to switches like Apple is to tablets"

amazon

★★★★★

Verified Purchase

Worth the cost, and definitely the most advanced WiFi item I have

"During hours or searching and reading up on devices to control lights/wifi/ dimmer etc. I landed on Plum. Yes a bit more cost, but so far I am VERY pleased with them. I ended up with 12, for different areas of my home inside, and operating exterior lights. If I sell my home, I will take these bad boys out and with me to the next home!"

amazon

★★★★★

Verified Purchase

Best Smart Light Switch on the Market

"I've been contemplating which way to go with smart light switches in my home for a long time. They are hands down the best looking smart light switch out there - nothing else compares to them. Product was really nicely packed, instructions were detailed and installation was very simple. Looks beautiful on the wall once it is installed"

super easy to install, the app and setup process is incredibly intuitive, and the pad is an absolute thing of beauty. From feel to function, it never fails to deliver. My lights come on and off while I'm away, I've ditched the alarm clock in favor of waking to the lights coming on and now with the Alexa and IFTTT integrations, all sorts of possibilities await. I need more Plums!"

amazon

★★★★★

The Future Is Here

"Installation was super easy. Light pad is responsive and easy to use.

I feel like i'm living in the future."

amazon

★★★★★

This is the Wi-Fi switch you want

"From the perspective of an user with a house already full of an IoT, this dimmer/switch is a keeper. The build quality is fantastic and the touch is perfectly calibrated. I can compare this to the WeMo and can say I prefer the Plum in almost every respect"

amazon

★★★★★

The Best Automated WiFi Switch on the Market

"From the perspective of an user with a house already full of an IoT, this dimmer/switch is a keeper. The build quality is fantastic and the touch is perfectly calibrated. I can compare this to the WeMo and can say I prefer the Plum in almost every respect"

2012

DEMO people's choice

Demo People's Choice Winner

1500 press and venture capital partners selected Plum as the winner from a field of 80 startups.

2013

techstars

Techstars Incubator

Plum selected for Techstars Austin inaugural class as one of 10 from a field over 1000 applicants.

2014

Microsoft Ventures

Microsoft Ventures Accelerator

Selected as one of 10 for Microsoft Ventures Accelerator in Seattle.

2015

FC

Agency Approval

Obtained FCC and UL Certification for North America.

2016



First Production Shipments

We've shipped 10Ku and sales continue to grow.

2017

Alexa, Google Home, IFTTT, Android Alpha

2018

Projected 100KU Annual Run Rate

You can help us grow our sales! (ANTICIPATED)

2013

$307,000 from 1308 fanatical backers

Among the most successful technology campaigns of 2013.

2014

$2M FUNDING

$2M Funding

Crowdfunded by Angels on Fundable.com

2014



Beta Testing

Beta tested pre-production lightpad

2015

$3M FUNDING

$3M Funding

Crowdfunded by Angels on CircleUp.com

2016

$2.5M Funding

Crowdfunded by Angels on CircleUp.com

October 2017

StartEngine

As a Crowdfunded company, we're excited to broaden our base!

Meet the Founders



Utz Baldwin

CEO / Board Member

Utz is a senior executive with over 25 years of entrepreneurial and leadership experience in the consumer electronics industry. Having led operational and strategic projects, Utz has built a reputation as a visionary leader who knows how to "connect-the-dots" and build consensus to innovate. His experience includes a thorough understanding of organizational decision-making and implementing strategic change while developing corporate momentum and operational success. He recently held the position of Chief Executive Officer at the Custom Electronic Design & Installation Association and has been considered to be the voice and face of the connected home industry for the last decade. Utz has been full time CEO, President, Treasurer, and Chairman of Plum since 2013.



Glen Burchers

CMO / Board Member

Business leader specializing in identifying emerging markets and managing the entry into those markets through to revenue and profit generation. 20+ years of executive marketing and sales experience in high-tech. Five successful startup companies that either IPO'd or were successfully sold to enterprise acquirers. Glen has been full time CMO, Director, and Secretary of Plum since 2013. Specialties: Emerging market identification. Corporate negotiations. Consumer electronics.



Rich Warwick

COO

A results-oriented executive, I have grown and built high-performing businesses from the ground up, and turned floundering organizations into profitable entities. A recognized leader in the high-technology field, I delivered revenue-generating software and hardware products quickly and with minimal resources. Innovative, I have created products in software (SaaS, Mobile, Desktop, Enterprise) and hardware (silicon, board and system level). Rich has been full time COO of Plum since 2013. - Creating operational infrastructures to support rapid growth and change - Identifying and removing obstacles to achieve ambitious sales, production and market share goals - Anticipating market needs and creating products to meet them well ahead of the competition - Motivating cross-functional teams, maximizing productivity to achieve what was thought impossible

And the Rest of the Team



Brad Kayton

Board Member

I'm a serial entrepreneur and multi-time CEO (and CFO, COO, CMO) for equity backed companies, advisor and board member, angel investor and M&A strategic broker (sell side, representing companies in M&A programs). Talents and track record are around finding or inventing innovations, and getting start-up companies or private equity backed projects to cash flow positive states and/or achieving hyper-growth. Resume Highlights: – Seasoned high-tech executive, successful track-record of growing companies – Four tenures as CEO, four tenures as CMO or VP or Marketing, six as CFO, been on ten different Boards – 10 patents granted, 8 additional patents in process with the USPTO – 15 years of governance and SEC experience, Investment Advisor (Series 65), M&A broker-negotiator experience – Every company where I've been in charge of marketing has won numerous company awards – Defined, managed, and marketed products that have become the market leader in its respective area numerous times and across different industries – Conducted financing efforts for over $225M in dozens of VC and equity financings – Executed "Best of Show" award-winning product launches at trade shows or conferences for seven (7) different products / product lines with five (5) different companies – Recognized as having won a record number (27) of consumer networking product honors for a start-up new-entrant in a single year (2003 with PRISMIQ) Recent Titles: President / Managing Director Studio Ventures & Capital Advisors Sep 2010 – Present Board Member, COO, Co-founder Zome Energy Networks Jul 2008 - Present CFO & Board advisor Unittus Jun 2017 – Present Board Member and advisor 1World Online Jan 2012 – Present CFO & Board advisory, spinoff company iShareFreely, Inc. Jan 2016 – Present General Partner, Member, Screening Committee InvestorsCollaborative May 2013 - Present Board Member Plum, Inc. Apr 2013 – Present Interim CFO, M&A deal negotiator EduMetrics Apr2015–Aug2017 Angel Capital Group, Investing Member Launchpad Venture Group Jan 2011 – Dec 2014



Jim Carroll

Advisor

Cofounder/Past President Savant Systems I'm passionate about working with smart home technology. It simplifies the way people manage their homes while maximizing the comfort, efficiency and enjoyment of their living space. As a pioneer in this field, I was one of the founders who brought the most innovative smart home technologies to market, and, ultimately played a vital role in the explosive success of this fast-growing technology. The trajectory from my earlier days as an executive at Excel, then Lucent Technology and later as a co-founder of the groundbreaking start-up, Savant Systems, has led me to my current venture, which might be the most exciting one yet Connected Homes Advisory, LLC. As a widely respected, successful entrepreneur, I'm able to leverage my business expertise and leadership in the telecommunications, consumer electronics and IoT technology arenas to offer select clients consultations on customizable home automation solutions. A few highlights about me... My career reflects a series of strategically orchestrated moves in leadership roles for Fortune 500 companies. These roles built the foundation that enabled me to start up organizations in the connected home space, with the success of each start-up fueling the future of my next venture. I've had a prominent role in mergers & acquisitions (M&A), initial public offerings (IPO), and venture capital (VC) funding for some of the most progressive companies in the world, including Excel, Lucent Technologies and Savant Systems. These industry-changing transactions are complemented by deeply rooted experience in team leadership, multi-million dollar P&L management, business development, strategic planning, sales, operations, channel and vendor relations and customer excellence.

Offering Summary

Minimum 8,403 shares of common stock (approximately $10,000)*

Maximum 899,159 shares of common stock (approximately $1,070,000)*

Company	Ube Inc, DBA Plum
Corporate Address	9800 North Lamar Blvd, Ste 310, Austin, TX 78753
Description of Business	Plum manufactures and markets the Plum Lightpad - the most advanced WiFi connected lighting control dimmer available.
Type of Security Offered	Common Stock with voting rights assigned to the Board
Purchase Price of Security Offered	$1.19 per share
Minimum Investment Amount (per investor)	$357

*** The minimum and maximum amounts have been rounded. The company does not sell fractional shares; at a share price of $1.19 a share the minimum amount is $10,000.76 and the maximum amount is $1,069,999.21**

Perks*	For the first 250 investors who invest this offering: $1,000 Investment – get one free Plum Lightpad (9.9% of investment) $2,300 Investment – get two free Plum Lightpads (8.6% of investment) $3,500 Investment – get three free Plum Lightpads (802% of investment) $9,900 Investment – get ten free Plum Lightpads (9.6% of investment)
	For any investor after the first 250 investors who invest this offering:
	$1600 Investment – get one free Plum Lightpad (6.2% of investment) $2900 Investment – get two free Plum Lightpads (6.8% of investment) $3,900 Investment – get three free Plum Lightpads (7.4% of investment) $9,900 Investment – get seven free Plum Lightpads (7% of investment)

**All perks occur after the offering is completed*

Irregular Use of Proceeds

We may use a portion of the proceeds to pay aged accounts payables.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US
Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Introducing the Plum Lightpad. It's quite simply the most advanced light dimmer ever designed. The Wi-Fi connected Plum Lightpad puts you in total control over your home lighting from your smartphone whether you are home or away.

The Plum app allows you to easily control any light in your house. Simply tap to turn off or on. Or, slide your finger down or up to lower or raise the lights. The Plum Lightpad allows you to save energy on your lighting bill by providing you with real time power consumption using the built-in energy meter.

You can also create scenes to control multiple lights at the same time. If you're cooking, eating dinner or having a party, all it takes is a single tap to adjust all your lights at once. With Plum scheduling, you never have to come home to a dark house again.

Installing the lightpad is simple and straightforward. It fits easily into any North American electrical box. Simply turn off your breaker, unscrew your existing wall switch, and replace it with the Plum Lightpad using the existing wiring.

When you install the dimmer, your smartphone will recognize the new Lightpad and connect over bluetooth. You simply answer two questions: What do you want to call it and what room is it in. From there, your Lightpad joins your home Wi-Fi network and you can immediately control your lights from your smartphone.

When you enter a room, the Plum lightpad uses presence detection to greet you with a friendly customizable glow, making it easy to find, even in a dark room. And the glow can be any color you want. You can even use the glow ring as a nightlight.

We know that you're unlikely to pull your smart phone out of your pocket to turn on the lights when you walk into a room. That's why we've gone to great lengths to make the Lightpad powerful and intuitive to use. You simply tap to turn your lights on to a pre-set brightness level. Or if you double tap, the lights instantly move to full intensity. And you slide your finger up and down to lower or raise the lights.

We know that you're unlikely to pull your smart phone out of your pocket to turn on the lights when you walk into a room. That's why we've gone to great lengths to make the Lightpad powerful and intuitive to use. You simply tap to turn your lights on to a pre-set brightness level. Or if you double tap, the lights instantly move to full intensity. And you slide your finger up and down to lower or raise the lights.

Order your Plum Lightpads today. And take control of your home lighting

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:24 PM 08/14/2015
FILED 06:24 PM 08/14/2015
SRV 151176632 - 5377069 FILE

CERTIFICATE OF VALIDATION
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
UBE, INC.
Pursuant to Section 204 of the
General Corporation Law of the State of Delaware

Ube, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies as follows:

1. On August 12, 2015, the board of directors of the Corporation acting by unanimous written consent in accordance with Section 141 of the Delaware General Corporation Law (the "DGCL") adopted the resolutions attached hereto (without the exhibits thereto) as **EXHIBIT A** (the "***Resolutions***"). On August 13, 2015, the Resolutions were adopted by the Stockholders of the Corporation, acting by written consent in lieu of a meeting in accordance with Section 228 of the DGCL. The Resolutions were duly adopted by the board of directors and by the stockholders in accordance with the provisions of Section 204 of the DGCL.

2. The Resolutions were adopted to ratify and validate the following related defective corporate acts pursuant to Section 204 of the DGCL: (a) prior to the filing of the Amended and Restated Certificate of Incorporation of Ube, Inc. (the "***Amended and Restated Certificate of Incorporation***") with the Delaware Secretary of State set forth on **EXHIBIT B** hereto, authorizing the Company's Series 2 Seed Preferred Stock, the Company issued: (i) 1,676,306 shares of Series 2 Seed Preferred Stock on May 27, 2015, (ii) 1,193,505 shares of Series 2 Seed Preferred Stock on June 9, 2015, (iii) 181,083 shares of Series 2 Seed Preferred Stock on June 25, 2015, and (iv) 458,742 shares of Series 2 Seed Preferred Stock on June 29, 2015 (the "***Putative Stock Issuances***"); and (b) the failure to obtain the Board of Directors and Stockholders authorization and approval of the Amended and Restated Certificate of Incoporation prior to the Putative Stock Issuances.

3. No certificate with respect to the defective corporate act (as defined in Section 204(h) of the DGCL) as set forth above and in the Resolutions, including the Amended and Restated Certificate of Incorporation, was previously filed with the Delaware Secretary of State.

4. Attached hereto as **EXHIBIT B** are the provisions of the Amended and Restated Certificate of Incorporation as would be required under Sections 242 and 245 of the DGCL to be included in the Amended and Restated Certificate of Incorporation to be effective as of May 27, 2015.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Validation to be executed by its duly authorized officer this 13th day of August, 2015.

/s/ Utz Baldwin
Name: Utz Baldwin
Title: President

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

UBE, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Utz Baldwin hereby certifies that:

ONE: The original name of this corporation is Ube, Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was September 13, 2013.

TWO: He is the duly elected and acting President of Ube, Inc., a Delaware corporation.

THREE: The Certificate of Incorporation of this corporation is hereby amended and restated to read as follows:

I.

The name of this company is Ube, Inc. (the "Company" or the "Corporation").

II.

The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of the Company in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("***DGCL***").

IV.

A. This Company is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares that the Company is authorized to issue is thirty-six million six hundred ninety-seven thousand six hundred four (36,697,604), twenty-eight million (28,000,000) shares of which shall be Common Stock (the "***Common Stock***") and eight million six hundred ninety-seven thousand six hundred four (8,697,604) shares of which shall be Preferred Stock (the "***Preferred Stock***"). The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share.

B. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote.

C. One million one hundred ninety-seven thousand six hundred four (1,197,604) of the authorized shares of Preferred Stock are hereby designated "Series 1 Seed Preferred Stock" (the "***Series 1 Seed Preferred***"). Seven million five hundred thousand (7,500,000) of the authorized shares of Preferred Stock are hereby designated "Series 2 Seed Preferred Stock" (the "***Series 2 Seed Preferred***" and collectively, with the Series 1 Seed Preferred, the "***Series Preferred***").

D. The rights, preferences, privileges, restrictions and other matters relating to the Series Preferred are as follows:

1. DIVIDEND RIGHTS.

(a) Holders of Series Preferred, in preference to the holders of Common Stock, shall be entitled to receive, but only out of funds that are legally available therefor, cash dividends at the rate of 8% of the applicable Original Issue Price (as defined below) per annum on each outstanding share of Series Preferred. Such dividends shall be payable only when, as and if declared by the Board of Directors (the "***Board***") and shall be non-cumulative.

(b) The "Original Issue Price" of the Series 1 Seed Preferred shall be $0.21459 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof). The "Original Issue Price" of the Series 2 Seed Preferred shall be $0.77770 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof).

(c) So long as any shares of Series Preferred are outstanding, the Company shall not pay or declare any dividend (whether in cash or property), or make any other distribution on the Common Stock, or purchase, redeem or otherwise acquire for value any shares of Common Stock, until all dividends as set forth in Section 1(a) above on the Series Preferred shall have been paid or declared and set apart, except for:

(i) acquisitions of Common Stock by the Company pursuant to agreements that permit the Company to repurchase such shares at no more than cost upon termination of services to the Company;

(ii) acquisitions of Common Stock in exercise of the Company's right of first refusal to repurchase such shares; or

(iii) distributions to holders of Common Stock in accordance with Section 3.

(d) In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Series Preferred in a per share amount equal (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

(e) The provisions of Sections 1(c) and 1(d) shall not apply to a dividend payable solely in Common Stock to which the provisions of Section 4(f) hereof are applicable, or any repurchase of any outstanding securities of the Company that is approved by the Board.

(f) A distribution to the Company's shareholders may be made without regard to the preferential dividends arrears amount or any preferential rights amount (each as determined under applicable law).

2. **VOTING RIGHTS.**

(a) **General Rights.** Each holder of shares of the Series Preferred shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series Preferred could be converted (pursuant to Section 4 hereof) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided herein or as required by law, the Series Preferred shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class, and may act by written consent in the same manner as the Common Stock.

(b) **No Cumulative Voting.** No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(c) **Separate Vote of Series Preferred.** For so long as at least 1,500,000 shares of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof) remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of a majority of the outstanding Series Preferred, voting together as a single class, shall be necessary for effecting or validating the following actions (whether by merger, recapitalization or otherwise:

(a) alter the rights, powers or privileges of the Series Preferred set forth in the Certificate of Incorporation or Bylaws, as then in effect, in a way that adversely affects the Series Preferred;

(b) redeem or repurchase any shares of Common Stock or Series Preferred (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement); or

(c) declare or pay any dividend or otherwise make a distribution to holders of Series Preferred or Common Stock.

(d) Election of Board of Directors.

(i) The holders of Common Stock, voting as a separate class, shall be entitled to elect three (3) members of the Board at each meeting or pursuant to each consent of the Company's stockholders for the election of directors, and to remove from office such directors in accordance with applicable law and to fill any vacancy caused by the resignation, death or removal of such directors.

(ii) Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Company's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders in which all members of such class or series are present and voted. Any director may be removed during his or her term of office without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

3. **LIQUIDATION RIGHTS.**

(a) Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (a "***Liquidation Event***"), before any distribution or payment shall be made to the holders of any Common Stock, the holders of Series Preferred shall be entitled to be paid out of the assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition) for each share of Series Preferred held by them, an amount per share of Series Preferred equal to the applicable Original Issue Price plus all declared and unpaid dividends on the Series Preferred. If, upon any such Liquidation Event, the assets of the Company shall be insufficient to make payment in full to all holders of Series Preferred of the liquidation preference set forth in this Section 3(a), then such assets (or consideration) shall be distributed among the holders of Series Preferred at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

(b) After the payment of the full liquidation preference of the Series Preferred as set forth in Section 3(a) above, the remaining assets of the Company legally available for distribution (or the consideration received by the Company or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock.

(c) An Asset Transfer or Acquisition (each as defined below) shall be deemed a Liquidation Event for purposes of this Section 3.

(i) For the purposes of this Section 3: (i) "Acquisition" shall mean any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization, (provided that, for the purpose of this 3(c), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such consolidation or merger or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); provided that an Acquisition shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; and (ii) "Asset Transfer" shall mean a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) In any Acquisition or Asset Transfer, if the consideration to be received is securities of a corporation or other property other than cash, its value will be deemed its fair market value as determined in good faith by the Board on the date such determination is made.

(iii) The Company shall not have the power to effect an Acquisition or Asset Transfer unless the definitive agreement for such transaction (the "***Agreement***") provides that the consideration payable to the stockholders of the Company in connection therewith shall be allocated among the holders of capital stock of the Company in accordance with this Section 3.

4. **CONVERSION RIGHTS.**

The holders of the Series Preferred shall have the following rights with respect to the conversion of the Series Preferred into shares of Common Stock (the "***Conversion Rights***"):

(a) **Optional Conversion.** Subject to and in compliance with the provisions of this Section 4, any shares of Series Preferred may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Series Preferred shall be entitled upon conversion shall be the product obtained by multiplying the "Series Preferred Conversion Rate" then in effect (determined as provided in Section 4(b)) by the number of shares of Series Preferred being converted.

(b) **Series Preferred Conversion Rate.** The conversion rate in effect at any time for conversion of the Series Preferred (the "***Series Preferred Conversion Rate***") shall be the quotient obtained by dividing the applicable Original Issue Price of the Series Preferred by the "Series Preferred Conversion Price," calculated as provided in Section 4(c).

(c) **Series Preferred Conversion Price.** The conversion price for the Series Preferred shall initially be the applicable Original Issue Price of the Series Preferred (the "***Series Preferred Conversion Price***"). Such initial Series Preferred Conversion Price shall be adjusted from time to time in accordance with this Section 4. All references to the Series Preferred Conversion Price herein shall mean the Series Preferred Conversion Price as so adjusted.

(d) **Mechanics of Optional Conversion.** Each holder of Series Preferred who desires to convert the same into shares of Common Stock pursuant to this Section 4 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Series Preferred, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Series Preferred being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board as of the date of such conversion), any declared and unpaid dividends on the shares of Series Preferred being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Series Preferred. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Series Preferred to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(e) **Adjustment for Stock Splits and Combinations.** If at any time or from time to time on or after the date that the first share of Series Preferred was issued (the "***Original Issue Date***") the Company effects a subdivision of the outstanding Common Stock, the Series Preferred Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Original Issue Date the Company combines the outstanding shares of Common Stock into a smaller number of shares, the Series Preferred Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 4(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) **Adjustment for Common Stock Dividends and Distributions.** If at any time or from time to time on or after the Original Issue Date the Company pays to holders of Common Stock a dividend or other distribution in additional shares of Common Stock, the Series Preferred Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

(i) The Series Preferred Conversion Price shall be adjusted by multiplying the Series Preferred Conversion Price then in effect by a fraction equal to:

(A) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance, and

(B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

(ii) If the Company fixes a record date to determine which holders of Common Stock are entitled to receive such dividend or other distribution, the Series Preferred Conversion Price shall be fixed as of the close of business on such record date and the number of shares of Common Stock shall be calculated immediately prior to the close of business on such record date; and

(iii) If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Preferred Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Preferred Conversion Price shall be adjusted pursuant to this Section 4(f) to reflect the actual payment of such dividend or distribution.

(g) **Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation.** If at any time or from time to time on or after the Original Issue Date the Common Stock issuable upon the conversion of the Series Preferred is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition as defined in Section 3 or a subdivision or combination of shares or stock dividend provided for elsewhere in this Section 4), in any such event each share of Series Preferred shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property that a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of Series Preferred immediately prior to such recapitalization, reclassification, merger, consolidation or other transaction would have been entitled to receive pursuant to such transaction, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of Series Preferred after the capital reorganization to the end that the provisions of this Section 4 (including adjustment of the Series Preferred Conversion Price then in effect and the number of shares issuable upon conversion of the Series Preferred) shall be applicable after that event and be as nearly equivalent as practicable.

(h) Certificate of Adjustment. In each case of an adjustment or readjustment of the Series Preferred Conversion Price for the number of shares of Common Stock or other securities issuable upon conversion of the Series Preferred, if the Series Preferred is then convertible pursuant to this Section 4, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series Preferred so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any Additional Shares of Common Stock issued or sold or deemed to have been issued or sold, (ii) the Series Preferred Conversion Price at the time in effect, (iii) the number of Additional Shares of Common Stock and (iv) the type and amount, if any, of other property that at the time would be received upon conversion of the Series Preferred. Failure to request or provide such notice shall have no effect on any such adjustment.

(i) Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 3) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 3), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Series Preferred at least ten (10) days prior to (x) the record date, if any, specified therein; or (y) if no record date is specified, the date upon which such action is to take effect (or, in either case, such shorter period approved by the holders of a majority of the outstanding Series Preferred) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(j) Automatic Conversion.

(i) Each share of Series Preferred shall automatically be converted into shares of Common Stock, based on the then-effective Series Preferred Conversion Price, (A) at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Series Preferred, or (B) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which (i) the per share price is at least $2.33 (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares after the filing date hereof), (ii) the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $20,000,000 and (iii) the Company's shares have been listed for trading on the New York Stock Exchange, NASDAQ Global Select Market or NASDAQ Global Market. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(ii) Upon the occurrence of either of the events specified in Section 4(j)(i) above, the outstanding shares of Series Preferred shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; *provided, however*, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series Preferred are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series Preferred, the holders of Series Preferred shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series Preferred. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Series Preferred surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 4(d).

(k) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Series Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Series Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If after the aforementioned aggregation the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Board) on the date of conversion.

(l) **Reservation of Stock Issuable Upon Conversion.** The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series Preferred. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series Preferred, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) **Notices.** Any notice required by the provisions of this Section 4 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by electronic transmission in compliance with the provisions of the DGCL if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(n) **Payment of Taxes.** The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Series Preferred, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series Preferred so converted were registered.

5. **NO REISSUANCE OF SERIES PREFERRED.**

Any shares or shares of Series Preferred redeemed, purchased, converted or exchanged by the Company shall be cancelled and retired and shall not be reissued or transferred.

V.

A. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

B. Any repeal or modification of this Article VI shall be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In Witness Whereof, Ube, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by its President this 13th day of August, 2015.

Ube, Inc.

/s/Utz Baldwin
Utz Baldwin, President